As filed with the Securities and Exchange Commission on October 16, 2001.
                                                 Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                  -------------

                                 MEDAMICUS, INC.
             (Exact name of registrant as specified in its charter)

               MINNESOTA                               41-1533300
  (State or other jurisdiction of         (I.R.S. Employer Identification No.)
   incorporation or organization)

                              15301 HIGHWAY 55 WEST
                               PLYMOUTH, MN 55447
                                 (763) 559-2613
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                  -------------

           JAMES D. HARTMAN              Copies to: THOMAS G. LOVETT, IV, ESQ.
PRESIDENT AND CHIEF EXECUTIVE OFFICER               BARBARA LANO RUMMEL, ESQ.
           MEDAMICUS, INC.                          LINDQUIST & VENNUM P.L.L.P.
        15301 HIGHWAY 55 WEST                       4200 IDS CENTER
          PLYMOUTH, MN 55447                        80 SOUTH EIGHTH STREET
            (763) 559-2613                          MINNEAPOLIS, MINNESOTA 55402
                                                    (612) 371-3211

                     (Name, address, including zip code, and
          telephone number, including area code, of agent for service)

                                  -------------

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [ ]

If any of the securities being registered on the Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         Calculation Of Registration Fee

------------------------- ----------------- ---------------- ------------------------ -------------------
                                               Proposed          Proposed Maximum
Title Of Each Class         Amount To Be        Maximum             Aggregate              Amount Of
Of Securities To             Registered     Offering Price        Offering Price         Registration
Be Registered                                Per Share (1)                                  Fee (1)
------------------------- ----------------- ---------------- ------------------------ -------------------
Common Stock,
$.01 par value                444,422           $18.05              $8,021,817              $2,005
------------------------- ----------------- ---------------- ------------------------ -------------------

(1) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c). The price and fee are based upon the average of the closing bid and ask prices of the Registrant's Common Stock, $.01 par value on October 11, 2001, as reported on The Nasdaq SmallCap Market.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON ANY DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT FILES A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT WILL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT BECOMES EFFECTIVE ON WHATEVER DATE THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                              SUBJECT TO COMPLETION
                             DATED October 16, 2001

                                 MEDAMICUS, INC.

                                   PROSPECTUS

                 444,422 SHARES OF COMMON STOCK, $.01 PAR VALUE


* In a 1994 private placement, we issued warrants that entitled the holder to purchase one share of common stock (the "Warrants"). A total of 376,395 shares of Common Stock are issued or issuable upon exercise of the Warrants.

* On September 7, 2001 we entered into Addendum Number One to Development and Licensing Agreement for the Safety "Seldinger" Needle Device with Med-Design Corporation. Pursuant to Addendum Number One, we issued 68,027 shares of our Common Stock to Med-Design Corporation.

* This prospectus relates to the registration of the 376,395 shares of Common Stock underlying the Warrants and 68,027 shares of Common Stock issued to Med-Design Corporation. Thus, the security holders of MedAmicus, Inc. named in this Prospectus (the "Selling Shareholders") are entitled to and may offer and sell up to 444,422 shares of MedAmicus, Inc. Common Stock, $.01 par value (the "Common Stock").

* We will not receive any of the proceeds from the sale of the above Common Stock by the Selling Shareholders.

* The Selling Shareholders may offer the Common Stock at prevailing market prices in public transactions on The Nasdaq SmallCap Market, or in privately-negotiated transactions. No period of time has been fixed within which the Common Stock may be offered or sold.

* Our Common Stock is quoted on The Nasdaq SmallCap Market under the symbol "MEDM."

* On October 11, 2001, the last reported sales price of our Common Stock on The Nasdaq SmallCap Market was $18.05. The price of the Common Stock in this offering may not reflect the market price of the Common Stock after the offering.


                     THIS OFFERING INVOLVES INVESTMENT RISK.

                     SEE "RISK FACTORS" BEGINNING ON PAGE 5.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS AS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         -------------------------------

                       THIS PROSPECTUS IS DATED ____, 2001

                                TABLE OF CONTENTS
                                                                            Page

About this Prospectus.......................................................
Summary.....................................................................
Risk Factors................................................................
The Company.................................................................
Use of Proceeds.............................................................
Selling  Shareholders.......................................................
Plan of Distribution........................................................
Related Party Transactions..................................................
Subsequent Events...........................................................
Where You Can Find More Information and Incorporation by Reference..........
Experts.....................................................................
Disclosure of Commission Position on Indemnification for Securities
 Act Liabilities............................................................


             WARNING REGARDING OUR USE OF FORWARD LOOKING STATEMENTS

         THIS PROSPECTUS, AND OUR PUBLIC DOCUMENTS TO WHICH WE REFER, CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. IN ADDITION, WE MAY MAKE FORWARD-LOOKING STATEMENTS ORALLY IN THE FUTURE BY OR ON BEHALF OF MEDAMICUS, INC. WHEN USED IN THIS PROSPECTUS, THE WORDS "BELIEVE," "EXPECT," "WILL," "CAN," "ESTIMATE," "ANTICIPATE" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. WE WISH TO CAUTION READERS NOT TO PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS AND TO RECOGNIZE THAT THE STATEMENTS ARE NOT PREDICTIONS OF ACTUAL FUTURE RESULTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS DUE TO THE RISKS AND UNCERTAINTIES SET FORTH IN THIS PROSPECTUS, IN OUR 2000 ANNUAL REPORT ON FORM 10-KSB UNDER THE CAPTION "RISK FACTORS," AS WELL AS OTHERS NOT NOW ANTICIPATED. ALL SUCH FORWARD-LOOKING STATEMENTS, WHETHER WRITTEN OR ORAL, AND WHETHER MADE BY OR ON BEHALF OF THE COMPANY ARE EXPRESSLY QUALIFIED BY THESE CAUTIONARY STATEMENTS. IN ADDITION, THE COMPANY DISCLAIMS ANY OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF. YOU SHOULD CONSIDER THESE RISKS, AND CAREFULLY REVIEW THE RISK FACTORS DESCRIBED IN THIS PROSPECTUS, BEFORE YOU PURCHASE OUR SECURITIES. WE DISCLAIM ANY RESPONSIBILITY TO UPDATE ANY FORWARD-LOOKING STATEMENTS.

                                     SUMMARY

     BECAUSE THIS IS A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. PLEASE READ THE ENTIRE PROSPECTUS AND CAREFULLY CONSIDER AMONG OTHER THINGS THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS AND IN DOCUMENTS INCORPORATED IN THIS PROSPECTUS BY REFERENCE, BEFORE YOU DECIDE TO INVEST IN OUR COMPANY.

THE BUSINESS

MedAmicus, Inc. is a medical products company that
* designs, develops, manufactures and markets percutaneous vessel introducers, guide wire introducer safety needles and related vascular-delivery products.
* manufactures medical devices and components for other medical product companies on a contract basis.

     The Company manufactures and markets a family of percutaneous venous vessel introducers with proprietary features, as well as its own introducer with a proprietary slitting technology. Vessel introducers allow physicians to create a conduit through which they can insert infusion catheters, implantable ports and pacemaker leads into a blood vessel. Both introducers are manufactured in a variety of sizes and are marketed to other medical device companies either in a kit, containing the disposable devices necessary to do catheter or lead implant procedure, or in bulk which are then packaged by the customer with its own devices.

     During 1999, the Company began working closely with Medtronic, Inc. on the development of a left ventricle lead delivery system to facilitate bi-ventricular stimulation, a hopeful treatment for congestive heart failure. The first generation of this product was successfully launched in Europe by Medtronic at the end of 1999. Medtronic received approval from the FDA to begin U.S. marketing of its congestive heart failure therapy, the InSyncR, along with the second generation delivery system, in August 2001. These sophisticated delivery systems carry substantially higher average selling prices than standard introducers, giving the Company a greater opportunity for significant revenues in the years ahead, assuming bi-ventricular stimulation proves to be a viable treatment option.

     The Company recently licensed safety needle technology from Med-Design Corporation for exclusive distribution in the venous and arterial guide wire introducer markets. Marketing approval from the Food and Drug Administration was received for the needle in July 2001. Recent state and federal laws have been passed mandating the use of safe devices as they become available. The Med-Design needle technology can be retracted inside a plastic sheath while still in the body rendering it safe from an accidental needle stick during removal. We are expanding our manufacturing capabilities and have commenced marketing efforts related to the safety needle.

     From 1995 until 2001, the Company marketed a pressure sensing system to gynecologists and urologists designed to diagnose the causes of female incontinence. This product line was sold to CooperSurgical in April 2001 for $4,700,000. Under the terms of the agreement with Cooper, the Company will continue to manufacture catheters and monitors related to the system until the end of 2001 when manufacturing is expected to transfer to Cooper.

THE OFFERING

     This prospectus relates to the offer and sale of up to 444,422 shares of our common stock, $.01 par value (the "Common Stock") by some of our securities holders (the "Selling Shareholders"). The Common Stock was issued or is issuable to the Selling Shareholders as follows:

* 68,027 shares to Med-Design Corporation pursuant to that certain Addendum Number One dated September 7, 2001
*    376,395 shares to holders of warrants issued in a 1994 private placement.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the Common Stock sold by the Selling Shareholders. To the extent that the 1994 private placement warrants are exercised, however, the Company will receive cash proceeds from their exercise. See "Use of Proceeds."

RISK FACTORS

     See "Risk Factors" for a discussion of some risks that you should consider when determining whether to invest in our company.

                                  RISK FACTORS

     Purchasing the securities of MedAmicus, Inc. is risky. If you are considering a purchase of the Common Stock offered by this prospectus, you should read the entire prospectus and consider carefully all the information contained in this prospectus and especially the following risk factors.

     WE HAVE ONE MAJOR CUSTOMER. Medtronic accounted for approximately 84% of our total sales from continuing operations in 2000 and 76% of our total sales from continuing operations for the first nine months ended September 30, 2001. The loss of Medtronic as a customer would have a material adverse effect on us.

     WE DEPEND UPON THE SAFETY NEEDLE LICENSING AGREEMENT AND SUCCESSFUL INTRODUCTION OF THE SAFETY NEEDLE. A significant element of the Company's growth strategy is focused on successfully manufacturing and marketing the Safety Seldinger Introducer Needle licensed from Med-Design Corporation. We were granted the exclusive right to make, use and sell Med-Design Corporation's center-line retractable Safety Seldinger Introducer Needle in the venous market by a Development and Licensing Agreement entered into with Med-Design Corporation in August 2000. On September 7, 2001, we entered into Addendum Number One to the Development and Licensing Agreement which granted us an exclusive license for the use of the Safety Needle in the arterial access market and other related fields. Under the terms of the Agreement, we must sell designated quantities of product each year to retain exclusive rights to the technology and must pay as much as 20 per cent of our revenues to Med-Design as royalties. There is no assurance that we can manufacture the product at a cost, nor sell the Safety Needle at a price, that will result in an acceptable rate of return for the Company. In order to sell enough product to retain our license, we must develop customers in the arterial market, a market in which we currently have no customers and no marketing experience. There is no assurance that we can successfully penetrate the arterial market. If we lost our ability to market and sell the Safety Seldinger Introducer Needle, our business and financial condition would be materially adversely affected.

     WE MAY NEED ADDITIONAL CAPITAL. The Company has received payments totaling $4,185,000 through the period ending September 30, 2001 from the sale of the Gynecology Division. The Company used $1,421,000 of these funds to pay off its bank line of credit and closed the line of credit. The Company had approximately $3,500,000 in cash and cash equivalents remaining as of September 30, 2001. The Company also established a new $2,000,000 line of credit with the bank with a lower rate of interest. The new line of credit expires on August 1, 2002. While the Company believes that it has sufficient cash to fund its planned operations, there is no assurance that we will not need additional capital in the future to fund our operations. Sources of additional capital may include additional debt financing or the sale of debt or equity securities. There can be no assurance that we will be able to successfully obtain additional capital on favorable terms.

     WE HAVE ONLY ATTAINED PROFITABILITY RECENTLY. We became public in 1991 and incurred losses in each of the years since that date until the year ended December 31, 2000. For the year ended December 31, 2000, we reported net income of $161,918 and for the nine months ended September 30, 2001, we reported net income of $5.8 million. This net income for the period ended September 30, 2001 was made up of $2.8 million from continuing operations (including a one-time recognition of a deferred tax asset of $1.0 million in the second quarter), $146,000 from discontinued operations, and $2.9 million from the gain on the sale of the Gynecology Division. However, the Company still had an accumulated deficit totaling $259,000 as of September 30, 2001. While the remaining percutaneous delivery product business has been profitable over the past several years, there is no assurance that we will be able to maintain profitable operations in the future.

     OUR BUSINESS IS HEAVILY REGULATED BY THE GOVERNMENT. The medical products that we sell and propose to sell are subject to regulation by the FDA and by comparable agencies in certain states and foreign countries. The process of complying with requirements of the FDA and other agencies can be costly and time consuming. We have received clearance to market our vessel introducer products by the FDA, as well as the Safety Needle. There is no assurance that any future additional clearance can be obtained. In addition, once obtained, these clearances are subject to review, and later discovery of previous unknown problems may result in restrictions on the marketing of a product or withdrawal of the product from the market. We are also subject to certain FDA regulations governing manufacturing practices, packaging and labeling.

     WE DEPEND ON PATENTS AND PROPRIETARY TECHNOLOGY. Our success may depend on our ability to obtain patent protection for our products and processes, to preserve our trade secrets and to operate without infringing on the proprietary rights of third parties. Patents covering certain aspects of our vessel introducer were first issued by the United States Patent and Trademark Office in March 1991. In addition, we have applied for patent protection on additional aspects of the vessel introducer. There can be no assurance that any future patent protection will be granted, that the scope of any patent protection will exclude competitors or that any of our patents will be held valid if subsequently challenged. The validity and breadth of claims covered in medical technology patents involve complex legal and factual questions and therefore may be highly uncertain. We also rely upon unpatented trade secrets, and no assurance can be given that others will not independently develop or otherwise acquire substantially equivalent trade secrets or otherwise gain access to our proprietary technology.

     WE DEPEND ON OUR KEY PERSONNEL. Failure to attract and retain skilled personnel could hinder our research and development and manufacturing efforts. Our future success depends to a significant degree upon the continued services of key technical and senior management personnel. Our future success also depends on our continuing ability to attract, retain and motivate highly qualified managerial and technical personnel. The inability to retain or attract qualified personnel could have a significant negative effect upon our efforts and thereby materially harm our business and financial condition.

     WE FACE INTENSE COMPETITION AND RAPID TECHNOLOGICAL CHANGE. We are faced with intense competition and rapid technological and industry change and, if our competitors' existing products or new products are more effective or superior to our products, the commercial opportunity for our products will be reduced or eliminated. We face intense competition from other device manufacturers. Many of our competitors are significantly larger than us and have greater financial, technical, research, marketing, sales, distribution and other resources than we have. We believe there will be intense price competition for products developed in our markets. Our competitors may develop or market technologies and products that are more effective or commercially attractive than any we are developing or marketing. Our competitors may succeed in obtaining regulatory approval, and introducing or commercializing products before we do. Such developments could have a significant negative effect on our financial condition. Even if we are able to compete successfully, we may not be able to do so in a profitable manner. The medical device industry is generally characterized by rapid technological change, changing customer needs, and frequent new product introductions. Our products may be rendered obsolete as a result of future innovations.

     WE RISK PRODUCT LIABILITY CLAIMS AND PRODUCT RECALL. The manufacture and sale of medical products entails significant risk of product liability claims or product recalls. Our existing insurance coverage limits may not be adequate to protect us from any liabilities we might incur in connection with the clinical trials or sales of our products. We may require increased product liability coverage as our products are commercialized. Insurance is expensive and may not be available on acceptable terms, or at all. A successful product liability claim or series of claims brought against us in excess of our insurance coverage, or a recall of our products, could have a significant negative effect on our business and financial condition. Even unsuccessful claims could result in the expenditure of funds and management time and could have a negative impact on our business.

     WE HAVE LIMITED SOURCES OF SUPPLY FOR OUR PRODUCTS. We currently purchase, and will in the future purchase, components and raw materials from outside vendors. Although we have identified alternative suppliers for key components and raw materials, at the present time we generally use one source of supply for each component and raw material. Each supplier of raw material for our vessel introducer is subject to the approval of Medtronic, and future customers may have a right of approval as well. At present, all of our suppliers have been approved by Medtronic. Should a key supplier be unwilling or unable to supply any such component or raw material in a timely manner, or should approval of a proposed supplier be delayed, withheld or withdrawn, we could experience delays in obtaining alternative suppliers which may adversely affect our business.

     WE HAVE A LIMITED PUBLIC MARKET FOR OUR COMMON STOCK. As of October 15, 2001, we had 4,416,059 shares of common stock outstanding, of which approximately 85% was available for public trading. The average daily trading volume approximated 50,300 shares per day for the period from January 1, 2001 to October 10, 2001. As of October 15, 2001, there were nine investment banking firms making a market in our stock. There can be no assurance that an active market will exist for our shares, or that our shares could be sold without a significant negative impact on the publicly quoted price per share.

     OUR FUTURE OPERATING RESULTS MAY FLUCTUATE. If our revenue declines in a quarter from the revenue in the previous quarter our earnings will likely decrease because many of our expenses are relatively fixed. In particular, research and development, marketing and general and administrative expenses are not affected directly by variations in revenue. In some future quarter or quarters, due to a decrease or shortfall in revenue or for some other reason, our operating results likely will be below the expectations of securities analysts or investors. In this event, the market price of our common stock may fall abruptly and significantly.

                                   THE COMPANY

GENERAL

     MedAmicus, Inc. is a medical products company that is engaged in the following activities:
* The design, development, manufacture and marketing of percutaneous vessel introducers, guide wire introducer safety needles and related vascular delivery products.
* The manufacture of medical devices and components for other medical product companies on a contract basis.


DESCRIPTION

     The Company manufactures and markets a family of percutaneous venous vessel introducers with proprietary features, as well as its own proprietary introducer. Vessel introducers allow physicians to create a conduit through which they can insert infusion catheters, implantable ports and pacemaker leads into a blood vessel.

     In order to introduce a catheter or pacemaker lead into a vein, a hypodermic needle is first used to access the vessel. A guide wire is inserted through the hypodermic needle. The needle is then removed and a vessel introducer, consisting of a hollow sheath and a dilator, is inserted over the guide wire to expand the opening. The guide wire and dilator are then removed, leaving only the hollow sheath through which the catheter or pacemaker lead is introduced. Once the catheter or pacemaker lead is in place, the vessel introducer sheath is usually removed.

     The Company believes that all vessel introducer sheaths currently marketed, with the exception of the Company's proprietary vessel introducer, are manufactured with small handles on either side of the sheath at the proximal end, and use what is referred to as the peelable method of sheath removal. As the physician pulls the handles, the sheath tears apart and can then be removed.

     The Company's proprietary vessel introducer, which includes the standard dilator and sheath, incorporates a slitting device, resulting in what management believes to be an improved method of removing the sheath. The slitter clamps onto the catheter or lead and has a recessed blade. The physician draws the sheath onto the slitter, which cuts the entire length of the sheath, permitting easy removal. The removal of the sheath can be performed by one physician, unlike the peelable method, which typically requires two people.

     The Company manufactures and markets both peelable introducers and its own proprietary slitter introducer. While the Company believes the slitter introducer is superior to the peelable type, studies indicate that a significant percentage of physicians will continue to utilize the peelable technology. Both introducers are manufactured in a variety of sizes and are marketed either in a kit, containing the disposable devices necessary to do catheter or lead implant procedure, or in bulk which are then packaged by the customer with its own devices.

     During 1999, the Company began working closely with Medtronic on the development of a left ventricle lead delivery system to facilitate bi-ventricular stimulation, a hopeful treatment for congestive heart failure. The first generation of this product was successfully launched in Europe by Medtronic at the end of 1999. Medtronic received approval from the Food and Drug Administration ("FDA") to begin marketing its congestive heart failure therapy, the InSyncR, along with the second generation delivery system, in August 2001. These sophisticated delivery systems carry substantially higher average selling prices than standard introducers, giving the Company a greater opportunity for significant revenues in the years ahead, assuming bi-ventricular stimulation proves to be a viable treatment option.

     In August 2000, the Company announced the signing of an agreement with Med-Design Corporation that granted the Company the exclusive right to manufacture and distribute Med-Design's center-line retractable Safety Seldinger

Introducer Needle into the venous access market. In September 2001, the Company and Med-Design amended the Agreement to include exclusive rights to the arterial access market as well. The venous access market, including pacing, port and dialysis applications, is estimated at approximately 3 million procedures annually and is the market in which we enjoy a strong introducer presence. The arterial market is estimated at 10 to 15 million procedures per year and includes applications such as angiography, angioplasty and stent placements. The Company currently has no customers in this market.

     The Med-Design product retracts into a protective sheath while still in the patient, greatly minimizing the possibility of a needle stick after coming in contact with a patient's blood. There are estimated to be over 1,000,000 accidental needle sticks in the U.S. each year, and with the risk of acquiring a blood borne disease such as the HIV virus, these needle sticks have received significant attention. In November 2000, Congress passed and the President signed the Needlestick Safety and Prevention Act, mandating the use of effective, safer medical devices, primarily safer needles to reduce accidental needlesticks. Sixteen states have passed similar legislation.

MARKETS AND MARKETING

     The Company estimates that there are approximately 3,000,000 central venous and peripheral access procedures performed worldwide each year in which venous vessel introducers are used. Because the majority of vessel introducers are sold in combination with the sale of infusion catheters, implantable ports or pacing leads, the Company's management determined that it would be advantageous for the Company to enter into distribution agreements with medical device manufacturers that will market the Company's vessel introducer with their catheters, implantable ports or pacing leads. Accordingly, the Company entered into such agreements with Medtronic, Inc. and with Bard Access Systems, a subsidiary of C.
R. Bard, Inc. for the sale of introducers into their respective markets.

     Medtronic, which the Company believes has the largest worldwide market share of pacing leads, is currently purchasing sterilized introducer kits, which include a syringe, hypodermic needle and guide wire, as well as the vessel introducer, packaged by the Company in boxes designed by Medtronic. Medtronic markets the Company's vessel introducer with the slitting device worldwide under Medtronic's own trade name, SOLO-TRAKTM. Medtronic has indicated that approximately 35% of its introducer sales consist of SOLO-TRAK, and the remainder of the sales are peelable introducers. The Company also packages a peelable introducer in similar kits for Medtronic.

     The Company's distribution agreement with Medtronic was executed in May 1991, and amended in August 1994, August 1995 and again in August 1996. Under the terms of the agreement, Medtronic is obligated to purchase certain specified annual quantities of both slitter introducers and peelable introducers in order to retain exclusive rights for the slitter introducer in the pacing lead market. The agreement has an indefinite term, but Medtronic may terminate the agreement any time, upon 180 days prior written notice.

     For the years ended December 31, 2000 and 1999, Medtronic accounted for 55% and 56% of total Company sales and as much as 76% of sales from continuing operations. The loss of Medtronic as a customer would have a material adverse effect on the Company. Although sales to Bard represent less than 5% of total Company sales in 2000, the Company anticipates that sales to Bard will increase during 2001.

MANUFACTURING

     Vessel introducers manufactured by the Company are either packaged in a "kit" with other components, as is the case with Medtronic, or sold as a component set consisting of a sheath, dilator and slitter for the Company's proprietary introducer, or a sheath and dilator if the customer orders a peelable introducer. The sheath and dilator for the Company's proprietary introducer and the peelable introducer are manufactured from plastic tubing which is acquired from outside sources and fabricated by the Company, while the slitter is injection molded by the Company. The Company has designed and constructed a number of pieces of its production and packaging equipment, and has purchased the remainder from outside sources. The vessel introducer kits are packaged in the Company's clean room facility. The Company manufactures and packages vessel introducers in 38 different kit combinations. The Company presently obtains several of its components, raw materials and sterilization services from sole suppliers, but believes that all components, raw materials and sterilization services are readily available from several sources. The Company believes any one of such sources would be acceptable, although Medtronic has the right to approve suppliers.

     The Company manufactures, assembles and packages the advanced delivery system kits purchased by Medtronic. The guide catheters, which are the most costly component in the kit, are purchased from an outside source approved by Medtronic. The removal technique utilizes the Company's proprietary slitter. The Company believes that all of the components utilized in this kit are available from a variety of sources. The cost of the completed advanced delivery system kit is approximately 10 times the cost of a standard introducer kit.

     The Company recently commenced manufacturing the safety needle. The Company has the molded parts made by a Twin Cities plastics manufacturing firm and purchases the needles from an outside source. The assembly of the needle is done in the Company's clean room with fixturing designed by the Company.

COMPETITION

     The Company's vessel introducers compete with other vessel introducers, all of which utilize the peel-away method. The Company believes that the four major competitors in the venous vessel introducer market are Cook Incorporated, Bloomington, Indiana; Daig Corporation, Minnetonka, Minnesota (owned by St. Jude Medical, Saint Paul, Minnesota); B. Braun of America Company, Allentown, Pennsylvania; and TFX Medical, a subsidiary of Teleflex Incorporated, Jaffrey, New Hampshire. Daig, B. Braun and TFX Medical market their vessel introducers primarily by establishing distribution arrangements with existing companies in the medical field, the same strategy the Company follows. Cook markets a variety of vessel introducer kits through distributors and with a direct sales force. Each of these competitors has significantly greater financial, personnel and other resources than the Company.

RESEARCH & DEVELOPMENT

     Over the past year, the Company has significantly increased its product development activities in order to broaden and improve its venous vessel introducer product offering and to expand its customer base. The Company's management believes that, with the trend towards less invasive surgical procedures, there will be increasing demand for vessel introducers and delivery systems. The Company significantly increased its research and development spending in 2001 as it completed the development of the Safety Needle and continued to work on future generations of the delivery system for the Medtronic congestive heart failure therapy. Although the Company's research and development activities have been coordinated primarily by employees of the Company, the Company has utilized outside specialists on a contract basis, and expects to continue to do so. Included in the research and development expenditures for 2000 and 2001 are payments to Med-Design for development work on the Safety Needle and a next generation product. Those payments will continue through 2002. For years ended December 31, 1999 and 2000, and for the nine months ended September 30, 2001, the Company expended $469,958, $604,999 and $829,603, respectively on research and development activities directly related to introducers, safety needles and delivery system products. There can be no assurance that the Company's development efforts will result in additional revenue.

CONTRACT MANUFACTURING

     Since October 1985, the Company has performed contract manufacturing services for a variety of medical device companies in the Minneapolis and St. Paul, Minnesota metropolitan area, and currently manufactures four medical products for one company and one medical product for another company. For the years ended December 31, 2000 and 1999, contract manufacturing revenues were approximately 8% and 5% of the Company's total revenues.

GOVERNMENT REGULATION

     The medical devices manufactured and marketed by the Company are subject to regulation by the FDA and, in some instances, by state and foreign authorities. Pursuant to the Medical Device Amendments of 1976 to the Federal Food, Drug and Cosmetic Act, and regulations promulgated thereunder, medical devices intended for human use are classified into three categories (Classes I, II and III), depending upon the degree of regulatory control to which they will be subject. Both the introducer and the safety needle are considered Class II devices.

     If a Class II device is substantially equivalent to an existing device that has been continuously marketed since the effective date of the 1976 Amendments, FDA requirements may be satisfied through a Premarket Notification ("510(k)") Submission under which the applicant provides product information supporting its claim of substantial equivalence. In a 510(k) Submission, the FDA may also require that it be provided with clinical test results demonstrating the safety and efficacy of the device.

     The Company has obtained 510(k) approval to market its introducers and the safety needle in the United States.

     As a manufacturer of medical devices, the Company is also subject to certain other FDA regulations, and its manufacturing processes and facilities are subject to continuing review by the FDA to ensure compliance with Good Manufacturing Practices regulations. The Company believes that its manufacturing and quality control procedures substantially conform to the requirements of FDA regulation. In addition, the Company's sales and marketing practices are subject to regulation by the U.S. Department of Health and Human Services pursuant to federal anti-kickback laws, and are also subject to similar state laws.

     The Company's devices may also be subject to regulation in foreign countries, including ISO 9000 certification, in order to conduct business in the European Community. Medtronic, and any other entity with which the Company would develop a distribution relationship, are responsible for obtaining approval from the foreign countries in which they desire to sell the vessel introducers manufactured by the Company. On March 11, 1999, the Company received its ISO 9000 certification and also received an EC certificate, allowing the Company to CE Mark its products for sale in Europe, provided certain technical data is developed according to the guidelines. Depending upon the distribution relationships established to market the products in countries outside the European Community, the Company may be responsible for obtaining approval to sell in those countries.

INTELLECTUAL PROPERTY

     The Company has made and continues to make, when appropriate, efforts to obtain patents, including additional patent protection on existing products. Certain aspects of the vessel introducer are the subjects of United States Patent Number 4,997,424, respectively, issued on March 5, 1991. This patent has been assigned to the Company by the inventor, Richard L. Little, the Company's former President and Chief Executive Officer, and expires in the year 2008.

     The introducer patent covers a means for attaching a slitter with a recessed blade to a catheter or pacing lead for the purpose of removing a sheath from the catheter or pacing lead. The Company has received additional patent protection on features of the vessel introducer.

     In August 2000, the Company was granted the exclusive right to make, use and sell Med-Design Corporation's center-line retractable Safety Seldinger Introducer Needle in the venous market by a Development and Licensing Agreement entered into with Med-Design Corporation. On September 7, 2001, the Company entered into Addendum Number One to the Development and Licensing Agreement which granted the Company an exclusive license for the use of Med-Design's center-line retractable Safety Seldinger Introducer Needle in the arterial access market and other related fields. In exchange for this expanded field of use, the Company agreed to pay Med-Design Corporation a $2.0 million fee. Of the total fee, $1.0 million was paid in cash on October 15, 2001 and $1.0 million was paid through the issuance of 68,027 shares of the Company's Common Stock on September 28, 2001. The Company also agreed to pay Med-Design Corporation a royalty on each center-line retractable Safety Seldinger Introducer Needle we sell. Royalty payments are based upon the net sales price and range from 17% to 20%, depending on the volume of product sold. However, the Company and Med-Design have established a minimum royalty rate per unit. In order to retain the licenses granted in the Development and Licensing Agreement and the Addendum, MedAmicus must sell, either alone or as part of a kit, a minimum number of units of the Seldinger Safety Needle during each royalty year. In the event the Company does not sell the minimum quantities established for each year, the Company may retain license rights granted by paying additional royalties or by paying additional royalties and converting the exclusive arterial access market license into a non-exclusive license. The exclusive license with respect to the venous market will remain exclusive.

     Due to the rapid technological changes experienced in the medical device industry, the Company's management believes that the improvement of existing products, reliance upon trade secrets and unpatented proprietary know-how and the development of new products are generally as important as patent protection in establishing and maintaining a competitive advantage.

EMPLOYEES

     As of October 15, 2001, the Company employed 122 persons, consisting of 119 full-time and 3 part-time employees.

                                 USE OF PROCEEDS

     The Common Stock offered with this prospectus will be offered solely by the Selling Shareholders, who will receive all of the proceeds from the sale of the Common Stock. We will not receive any of the proceeds from the sale of the Common Stock, but we will receive proceeds from the exercise of the 287,886 Warrants which remain outstanding as of the date of this prospectus. Each Warrant entitles the holder to obtain one share of our Common Stock by payment of the exercise price of $5.61 per share. If all 287,886 Warrants are exercised, we would receive $1,615,040, without deduction for expenses. We cannot ensure that any Warrant holders will exercise their Warrants.

                              SELLING SHAREHOLDERS

     We have agreed with the Selling Shareholders listed below to register the Common Stock. Our registration of the Securities does not necessarily mean that the Selling Shareholders will sell all or any of the Common Stock.

     Of the 444,422 shares of Common Stock being offered by this prospectus, 68,027 were issued to Med-Design Corporation in connection with an Addendum Number One to the Development and Licensing Agreement dated September 7, 2001 which relates to the safety "Seldinger" needle device. Registration rights were granted to Med-Design Corporation in connection with the Addendum Number One. As of October 15, 2001, the 68,027 shares held by Med-Design Corporation represented 1.5% of our outstanding Common Stock.

     The remaining 376,395 shares of Common Stock being offered by this prospectus were issued or are issuable to holders of the Warrants. None of the Selling Shareholders are officers, directors or beneficial owners of five percent of the Company's Common Stock.


                                                    Beneficial Ownership     Number of Shares         Beneficial Ownership
Name                                                Before the Offering       Offered (1)(2)        After the Offering(1)(2)
----------------------------------------------------------------------------------------------------------------------------
                                                        Common Stock                                      Common Stock
                                                   ----------------------                          -------------------------
Med-Design Corporation                                      68,027                 68,027                         0

Ronald L. Abrams                                             6,684                  3,342                     3,342

David B. Auran, as Trustee                                   6,684                  3,342                     3,342
Employee Profit Sharing Plan
Psychiatry Associates of St. Paul, PA

Glenn H. Baillie                                             2,674                  2,674                         0

Donn P. Barber                                               4,278                  4,278                         0

Kenneth G. Benson                                            6,684                  6,684                         0
Benson Orth Assoc, Inc.
Profit Sharing Plan

Raymond W. Bergin                                            6,684                  6,684                         0

Steven S. Bruggeman                                          1,672                  1,672                         0

Nancy A. Carlson                                             6,684                  6,684                         0

Robert H. Carlson                                            6,684                  6,684                         0

Donald E. & Claudia L. Danneker, as Joint                    4,011                  4,011                         0
Tenants

Craig Forsman                                               13,369                 13,369                         0

Edwin C. Freeman                                             6,684                  6,684                         0

Roger A. Goebel                                                500                    200                       300

Sandra Goebel                                                  200                    200                         0

Gary W. Goebel                                                 200                    200                         0

Nancy S. Goebel                                                200                    200                         0

James R. & Bernice Goebel, TR, TTEE                          4,348                  4,348                         0

Roger Greenberg                                             10,368                  6,684                     3,684

Rolf W. Gunderson                                            6,684                  6,684                         0

Deborah J. Hastings                                          3,342                  3,342                         0

Mark Haywood                                                 4,011                  4,011                         0
Midwest Consolidators International, Inc.
Target Benefit Plan

Greg Herrick                                                66,845                 66,845                         0
Herrick Family Partners, Ltd.

Gerald T. Johnson                                            6,684                  6,684                         0

Marc P. Keepman                                              4,278                  4,278                         0

Lawrence A. Kowalczyk                                        3,342                  3,342                         0

William P. Lang, Jr.                                         4,011                  4,011                         0

Kathleen L. Lapham                                          18,717                 18,717                         0

Larry Laughlin                                               3,342                  3,342                         0

Elizabeth S. & Burton E. Lee, as Joint Tenants              22,487                  7,487                    15,000

Elizabeth S. & Burton E. Lee, JTWROS                         4,278                  4,278                         0

Daniel J. Mack                                               6,684                  6,684                         0

Alphonse J. Matt, IRA                                        3,342                  3,342                         0
Everen Securities Inc. Cust FBO
Alphonse J Matt Jr. IRA R/O

Jack Mau                                                     2,674                  2,674                         0

Rudolph R. & Marie E. Mohrlant, as Joint Tenants             6,684                  6,684                         0

Joseph & Norma Neitzke, as Joint Tenants                     6,684                  6,684                         0
Neitzke Family Trust

Alvin H. & Evalyn V. Nemitz, as Joint Tenants                6,684                  6,684                         0

John C. Ostdiek                                             36,368                  6,684                    29,684

Jon T. Peterson                                              3,342                  3,342                         0

Carol Jean Podominick, IRA                                   4,011                  4,011                         0
Southwest Securities, Inc.

Donn P. Ravers                                              26,738                  6,684                    20,054

Donn P. Ravers                                               6,684                  6,684                         0

Donn P. Ravers                                               6,684                  6,684                         0

Cyril Sheehy                                                 3,342                  3,342                         0

G. James & Judith A. Spinner, as Joint Tenants               6,417                  6,417                         0

Richard L. Stockness, IRA                                    3,342                  3,342                         0
First Union Securities, Inc.

Marvin J. Vandersloot, IRA                                   2,674                  2,674                         0
Man & Company, Custodian
#677762-9

Ben Walters                                                  3,342                  3,342                         0

Daryl J. Werneke                                             6,684                  6,684                         0

James Ralph Whitmas                                          4,278                  4,278                         0

Ted Jr. & Rita L. Wolfe, JTWROS                              6,684                  6,684                         0


TOTAL                                                                             357,523
                                                                                  =======

(1)  Assumes the sale of all of the Securities offered by this prospectus.
(2)  Assumes exercise of all of the 1994 private placement warrants.

                              PLAN OF DISTRIBUTION

     We have not engaged an underwriter in connection with this offering and we will receive no proceeds from the sale of any of the Common Stock. The Common Stock is being offered by the Selling Shareholders on a delayed or continuous basis pursuant to Rule 415 under the Securities Act. We have agreed to pay all expenses incurred in connection with the registration of the Common Stock offered by the Selling Shareholders except that the Selling Shareholders are exclusively responsible for all commissions, discounts and other payments to broker-dealers incurred in connection with their sale of the Common Stock.

     The Common Stock held by the Selling Shareholders may be sold or distributed from time to time by the Selling Shareholders, or by pledgees, donees or transferees of, or other successors in interest to the Selling Shareholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire the Common Stock as principals, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed.

     The Common Stock may be sold by one or more of the following:

- ordinary brokerage transactions and transactions in which the broker solicits purchasers;

- purchases by a broker or dealer as principal and resale by that broker or dealer for its account pursuant to this prospectus;

- transactions involving cross or block trades or otherwise on The Nasdaq SmallCap Market;

- "at the market" to or through market makers or into an existing market for the Common Stock;

- in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

- through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or

-    any combination of the foregoing.

     In addition, the Selling Shareholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of the Common Stock in the course of hedging the positions they assume with the Selling Shareholders. The Selling Shareholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the broker-dealers to deliver the Common Stock, which may be resold thereafter pursuant to this prospectus. The Selling Shareholders or their successors in interest may also pledge the Common Stock in connection with hedging transactions or other transactions.

     As of the date of this prospectus, the Selling Shareholders have advised the Company that they have made no arrangement with any broker for the sale of the Common Stock. Underwriters, brokers or dealers may participate in sale transactions as agents and may receive brokerage commissions in that capacity from the Selling Shareholders or purchasers of the Common Stock (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions). These underwriters, brokers or dealers may also purchase the Common Stock and resell them for their own account as described above. The Selling Shareholders and the underwriters, brokers or dealers may be considered underwriters as that term is defined by the Securities Act of 1933. The Selling Shareholders disclaim any status as underwriters. Any commissions, discounts or profits received by underwriters, brokers or dealers in the foregoing transactions described above may be considered underwriting discounts and commissions under the Securities Act of 1933.

                       WHERE YOU CAN FIND MORE INFORMATION
                         AND INCORPORATION BY REFERENCE

     This prospectus is part of a registration statement on Form S-3, including amendments, accompanying exhibits and schedules, which we have filed with the Securities and Exchange Commission under the Securities Act of 1933, relating to the securities offered by this prospectus. The registration statement contains additional information about us and the securities offered under this prospectus and can be read at the Commission's web site or at the Commission's offices listed below.

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any document we filed at the SEC's public reference room at 450 Fifth Street N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our filings, including the registration statement to which this prospectus relates, are available to the public over the Internet at the SEC's web site at www.sec.gov.

     We "incorporate by reference" into this prospectus the information we file with the SEC, under File No. 0-24635, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below, and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that we sell all the securities offered by this prospectus:

-    Annual Report on Form 10-KSB for the year ended December 31, 2000;

- Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2001, and June 30, 2001;

- Current Reports on Form 8-K or amendments thereto filed on April 4, 2001, April 12, 2001, April 19, 2001, April 26, 2001, April 27, 2001 and May 10,
     2001;

- Definitive notice and proxy statement for our annual meeting of shareholders held on April 26, 2001; and

- The description of Common Stock in our Registration Statement on Form S-18, (File No. 33-42112C), filed on August 6, 1991, including any amendment or report filed for the purpose of updating the description.

     You may request a copy of these filings at no cost, by writing to or telephoning us at the following address:

     MedAmicus, Inc.
     James D. Hartman
     President and Chief Executive Officer
     15301 Highway 55 West
     Plymouth, MN 55447
     (763) 559-2613

     YOU SHOULD RELY ONLY ON THE INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE MAY ONLY SELL THESE SECURITIES IF WE PROVIDE THIS PROSPECTUS TO PROSPECTIVE PURCHASERS. WE ARE ONLY OFFERING THESE SECURITIES IN STATES WHERE THE OFFER IS PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATES ON THE FRONT OF THIS DOCUMENT. INFORMATION ON OUR WEB SITE IS NOT A PART OF THIS PROSPECTUS.

                                 LEGAL OPINIONS

     Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota will give its opinion about the validity of the issuance of the Securities offered under this prospectus.

                                     EXPERTS

     McGladrey & Pullen, LLP, independent auditors, have audited our financial statements included in our annual report on Form 10-KSB for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on McGladrey & Pullen, LLP's report, given on their authority as experts in accounting and auditing.

                                 INDEMNIFICATION

     Our articles of incorporation, as amended, provide for the indemnification of our officers, directors, employees and agents, in accordance with, and to the fullest extent permitted by, the provisions of the Minnesota Business Corporation Act, as amended from time to time.

     Insofar as exculpation of, or indemnification for, liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been informed that, in the opinion of the Securities and Exchange Commission, the exculpation or indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                 444,422 SHARES
                                       OF
                          COMMON STOCK, $.01 PAR VALUE


                                 MEDAMICUS, INC.

                                   PROSPECTUS

                             ________________, 2001

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

              SEC filing fees..........................  $ 2,000
              Accounting fees and expenses.............    5,000
              Legal fees and expenses..................   10,000
              Blue Sky expenses........................    5,000
              Printing expenses........................    5,000
              Transfer agent fees and expenses.........    1,000
              Miscellaneous............................    2,000

                       Total...........................   30,000
                                                          ======

     All of the foregoing expenses have been estimated pursuant to instruction to Item 511 of Regulation S-B.

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 302A.521 of the Minnesota Statutes requires, among other things, the indemnification of persons made or threatened to be made a party to a proceeding by reason of acts or omissions performed in their official capacity as an officer, director, employee or agent of the corporation against judgments, penalties and fines (including attorneys' fees) if such person is not otherwise indemnified, acted in good faith, received no improper benefit, reasonably believed that such conduct was in the best interests of the corporation, and, in the case of criminal proceedings, had no reason to believe the conduct was unlawful. In addition, Section 302A.521, subd. 3, of the Minnesota Statutes requires payment by the corporation, upon written request, of reasonable expenses in advance of final disposition in certain instances if a decision as to required indemnification is made by a disinterested majority of the board of directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders or by a court.

     Our articles of incorporation, as amended, provide for the indemnification of our officers, directors, employees and agents, in accordance with, and to the fullest extent permitted by, the provisions of the Minnesota Business Corporation Act, as amended from time to time.

ITEM 16. EXHIBITS

5.1      Opinion of Lindquist & Vennum P.L.L.P.

10.1 Addendum Number One to Development and Licensing Agreement dated September 7, 2001 by and between the Company and Med-Design Corporation**

23.1     Consent of Lindquist & Vennum P.L.L.P. (included in Exhibit 5.1).

23.2     Consent of McGladrey & Pullen, LLP.

24.1 Power of Attorney (included on the signature page to this registration statement)

** Certain information has been deleted from this exhibit and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406.

ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

          (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

          (iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (a)(1)(i) and
(a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the registrant, a small business issuer, pursuant to the provisions summarized in
Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (d) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (e) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plymouth, State of Minnesota, on October 15, 2001.

                                      MEDAMICUS, INC.



                                       /s/ James D. Hartman
                                      ------------------------------------------
                                      James D. Hartman

                                      Principal Executive Officer
                                      Principal Financial and Accounting Officer


                                POWER OF ATTORNEY

     We, the undersigned officers and/or directors of MedAmicus, Inc., a Minnesota corporation, do hereby make, constitute and appoint James D. Hartman, as our true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for us and in our name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits and other supporting documents thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting upon the attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or incidental to the performance and execution of the powers herein expressly granted. This power of attorney shall remain in effect until revoked in writing by the undersigned.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on the 15th day of October, 2001, by the following persons in the capacities indicated.


     /s/ James D. Hartman            President and Chief Executive Office
     ----------------------------    Principal Financial and Accounting Officer
     James D. Hartman                Director

     /s/ Thomas L. Auth
     ----------------------------
     Thomas L. Auth                  Director

     /s/ Richard F. Sauter
     ----------------------------
     Richard F. Sauter               Director

     /s/ Michael M. Selzer
     ----------------------------
     Michael M. Selzer               Director